

Max Rünzel · 2nd

We collect and connect apicultural data to support communities of beekeepers.

Boone, North Carolina, United States · **Contact info**

500+ connections

1 mutual connection: Tzakhi Freedman

HiveTracks
Korea University

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Activity
704 followers

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Experience

CEO at HiveTracks
HiveTracks
Nov 2020 – Present · 2 yrs 3 mos
Berlin, Germany

Evaluation Consultant
CGIAR
Jul 2019 – Nov 2020 · 1 yr 5 mos
Rome, Latium, Italy

Associate Research Fellow
Appalachian State University Center for Analytics Research & Education
Mar 2019 – Nov 2020 · 1 yr 9 mos

Adviser Development and Communications
The World Bee Project CIC
Sep 2019 – May 2020 · 9 mos
Rome Area, Italy

Agribusiness Consultant
FAO
Jan 2020 – Apr 2020 · 4 mos
Rome, Latium, Italy

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Education

Korea University
Master of Arts - MA, Applied Economics in Food and Resource Economics
2016 - 2018

Ghent University
Master of Science - MS, International Master of Rural Development (IMRD)
2016 - 2018

Humboldt-Universität zu Berlin
Bachelor of Science - BS, Economics
2012 - 2015

Languages

English
Full professional proficiency

French
Full professional proficiency

German
Native or bilingual proficiency

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Interests

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Stephen A. Schwarzman · 3rd
Chairman, CEO & Co-Founder of Blackstone, New York Times Bestselling Author of What It Takes, Philanthropist

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